Jason H. Scott	jscott@mcguirewoods.com
Direct: 704.373.8862	Direct Fax: 704.353.6181

August 8, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Gran Tierra Energy Inc. (the “Company”)
Registration Statement on Form SB-2
Filed March 10, 2006
File No. 333-132352

Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 10, 2006
File No. 333-111656

Dear Mr. Schwall:

This is in response to your comment letter of May 10, 2006 to Dana Coffield with respect to the above-referenced filings. The Company is simultaneously filing Amendment No. 2 to Registration Statement No. 333-132352. The Company previously filed Amendment No. 2 to the Annual Report on Form 10-KSB for the period ended December 31, 2005 on July 18, 2006.

We have set forth below the comments in your letter of May 10, 2006 in italics with the Company’s responses to each.

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere in the same document or other document as appropriate.

RESPONSE: We have addressed your comments in the letter below and in the filed amendment to the Company’s registration statement on Form SB-2/A, as well as the filed amendment to the Company’s annual report on Form 10-KSB/A filed July 18, 2006. We have indicated in this letter where our responsive changes appear in the Form SB-2/A.

Registration Statement on Form SB-2

August 8, 2006

Recent Developments, page 2

2.	Expand this section to clearly discuss the reverse takeover cited in prior comment 3. We note your discussion on page 39.

RESPONSE: We have modified the “Recent Developments” section on page 2 of the Form SB-2/A in response to this comment 2.

3.	We note your response to our prior comment 5. We note your updated disclosure in regard to the loan. Please explain what you mean when you say the loan “will be extinguished.”

RESPONSE: The original loan agreement between Goldstrike and Gran Tierra Canada specified that the original bridge loan amount would be deemed forgiven on the date of the merger.  However, since Goldstrike and Gran Tierra Canada became part of the same corporate entity on the merger date, the companies have decided to retain the intercompany debt between the two legal entities.  The Company has no immediate plans for repayment and does not intend to forgive this loan. We have modified page 2 of the Form SB-2/A to reflect that the loan will remain outstanding.

4.
We note your response to our prior comment 6. You indicated in your response that you provided copies of the private placement memorandum and Canadian offering memorandum. However, these documents were not included in the package you sent us. Please provide these documents.

RESPONSE: The relevant documents were sent to Donna Levy on July 18, 2006.

5.
Please separate your discussion of the first and second private placements to more clearly state the total proceeds received from each placement (we note that you discuss the first placement and the first closing on the second placement together), the amount of cash commissions paid from the proceeds, identifying the persons who received the commissions, the net proceeds to you, and the use of proceeds. Please also provide the same information for the third offering.

RESPONSE: We have modified page 2 of the Form SB-2/A in response to this comment 5.

6.	You provide two different dates for the date of the first closing on the second private placement, September 27 and October 27. Please revise or advise.

RESPONSE: October 27 is the date of the first closing on the second private placement. We have modified page 2 of the Form SB-2/A to disclose that the closing occurred on October 27.

Selling Stockholders, page 17

August 8, 2006

7.
We note your response to our prior comment 11. However, there are still several entities for which the identity of the natural persons with power to vote or to dispose of the securities offered for resale has not been provided. Please provide this information.

RESPONSE: We have modified the footnotes in the “Selling Stockholders” section on pages 21-26 of the Form SB-2/A to identify the natural persons with the power to vote or dispose of the securities.

Management’s Discussion and Analysis

8.
We note that you have included a discussion about your ability to continue as a going concern in response to prior comment 13 in our letter dated April 7, 2006. As previously explained, you should also disclose that there is substantial doubt about your ability to continue as a going concern, and include details of your plans to overcome your financial difficulties, to comply with the guidance in FRC Section 607.02; comparable disclosure is generally required in your financial statements under this guidance. In addition, indicate what you believe the outcome will be in the event your plans are unsuccessful in addressing the going concern uncertainty.

RESPONSE: We have modified the “Management’s Discussion and Analysis” section on page 29 of the Form SB-2/A in response to this comment 8, and we previously modified the “Management’s Discussion and Analysis” section on page 14 of the Form 10-KSB/A filed July 18, 2006.

Plan of Operations, page 28

9.
Within your response to prior comment 16 in our letter dated April 7, 2006, you state the consummations of the acquisitions you announced in the Form 8-Ks are not considered probable. Given that you had deemed information about these agreements to be material to security holders in filing the Form 8-K’s, coupled with the level of detail of the terms of the agreements you have provided in the press releases, it is unclear to us how you reached the conclusion that these acquisitions are not probable.

The determination of a transaction’s probability of occurrence is based on facts and circumstances; however, FRC 506.02.c.ii, states that the consummation of a transaction is considered probable whenever the registrant’s financial statements alone would not provide investors adequate financial information with which to make an investment decision. Based on the information you have disclosed, these potential acquisitions would appear to be material to your current and future financial position, results of operations and cash flows, and would therefore trigger a reporting obligation under this guidance.

Please provide further detail to support the conclusions you have reached regarding the probability of these acquisitions as well as the potential acquisition of Argosy Energy International, announced in the Form 8-K that you filed on April 7, 2006. It should be clear how you have evaluated each aspect of each transaction, including the likelihood of satisfying each of the contingencies mentioned.

August 8, 2006

Please provide further detail to support the conclusions you have reached regarding the probability of these acquisitions as well as the potential acquisition of Argosy Energy International, announced in the Form 8-K that you filed on April 7, 2006. It should be clear how you have evaluated each aspect of each transaction, including the likelihood of satisfying each of the contingencies mentioned.

If you continue to regard these transactions as being not probable, you should submit the draft disclosure revisions that you would file in amendments to each of the Form 8-K’s to advise readers of your skepticism and uncertainty surrounding the prospect of completing these acquisitions, including details sufficient to understand the basis for your earlier disclosures, and the reasons that you believe financial information about the targets is no longer relevant. Under these circumstances, disclosure in your registration statement would also be essential to correct any misperceptions over the likelihood of occurrence.

To the extent these business combinations are considered probable, you will be required to include financial statements of these businesses along with related pro forma financial information to comply with item 310(c) and (d) of Regulation SB. Please note we presume these acquisitions would be considered significant at the greater than 50% level; therefore, the acquiree financial statements would need to be included within the registration statement.

In addition, please discuss the terms of each of these agreements (including the amount of any break-up fees), how you intend to fund the acquisitions, your increase in your capital expenditures, and how you anticipate these interests will impact your future results of operations and cash flows. If required by Item 601(10)(C) of Regulation S-B, please also file the acquisition agreements as exhibits.

RESPONSE: The Company acquired Argosy Energy International on June 20, 2006. We have provided financial statements of Argosy Energy International along with related pro forma financial information to comply with Item 310(c) and (d) of Regulation S-B.

On page 32 of the SB-2/A we have made additional disclosure regarding the acquisition of the CGC properties. There are eight separate CGC properties that are subject to the Company’s offer. The Company considers four of the properties to be minor properties and four of the properties to be more significant. The total cash consideration for the four minor properties is $2.1 million. In order to complete the purchase of the four minor properties, the Company would have to renew its offer and receive court approval for the sale. We believe that there is a much greater chance that the Company will be able to acquire these four minor properties than any of the other four CGC properties. However, significant challenges remain in order to complete the acquisition of these four minor properties. If the Company were to complete the acquisition of these four minor properties, financial statements of the four minor properties and pro forma financial information would not be required due to the size of the acquisitions.

The consideration for the four more significant properties is $35.7 million. Of the four more significant properties, only one property is individually material to the Company. There are challenges that dramatically reduce the possibility that the Company will acquire any of these four properties. In light of the challenges presented by these four acquisitions and as a result of the Company’s acquisition of Argosy, the Company does not expect to complete the acquisition of all four of these properties.

August 8, 2006

In addition to the fact that the offer has expired, these four acquisitions are subject to court approval in Argentina. Also, the interests in these four properties are interests in joint ventures. The partners in those joint ventures have a right of first refusal. If the Company is able to acquire any of these properties, it is likely that some of the joint venture partners in these properties will exercise their right of first refusal and that the Company will not acquire the CGC interests in those properties. Finally, the acquisition of the interest in the property that would be material to the Company requires the consent of third-parties, and the Company believes that it is highly unlikely that it will obtain all of the third-party consents necessary to acquire the interests in this material property. The Company does not believe that the combined interest in any of the eight properties that may be able to be acquired will be material to the Company, and the acquisition, if any, of CGC properties will not require financial statements or related pro forma financial information in order to comply with Item 310(c) and (d) of Regulation S-B.

A third acquisition in Argentina (an interest in the Vinalar Block) is not material to the Company and does not require financial disclosure. A subsequent acquisition of exploration acreage in Peru is also not material to the Company.

The Company has filed an amended Form 8-K/A to describe the current status of the CGC acquisitions, as elaborated in the SB-2/A. We have disclosed details regarding the CGC offer on page 32 of the Form SB-2/A.

The Company filed the acquisition agreement for Argosy on June 21, 2006 and incorporate that agreement as exhibit 10.18 to the Form SB-2/A.

10.
You state that no drilling is planned for 2006 and that your current cash and expected cash flow will fund operations through 2006. Please add a discussion of how your 2006 business plan will change if you close on any of your three planned acquisitions. We note that in the press release filed as an exhibit to the Form 8-K filed April 7, 2006, you state that “[a] total of nine (gross) wells have been planned for 2006/early 2007….” You also state that the corresponding capital budget is approximately $25 million.

RESPONSE: We have updated our 2006 business plan on pages 29 - 32 of the Form SB-2/A to reflect the Argosy acquisition.

Liquidity and Capital Resources

Liquidity, page 20

August 8, 2006

11.
We note your response to our prior comment 20. You state that after escrow is terminated, you will still be subject to additional cash calls. Please discuss the reasons for any additional cash calls, their amount and their anticipated timing.

RESPONSE: As the Argosy and Vinalar transactions have been concluded and the major components of the CGC acquisition are not considered probable at this time, our updated business plan includes the impact of the Argosy and Vinalar acquisitions. We have modified the “Liquidity” section on page 34 of the Form SB-2/A in response to this comment 11, and we previously modified the “Liquidity” section on page 16 of the Form 10-KSB/A filed July 18, 2006.

Business

The Argentina Acquisitions, page 38

12.
We note your response to our prior comment 22. We re-issue this comment in light of your need to discuss the CGC acquisition in the registration statement. Please state whether your pending acquisition of interests of CGC include any of the properties listed in this section. If so, please discuss how the acquisition would affect your operations.

RESPONSE: We have modified page 32 of the Form SB-2/A to discuss the acquisition of CGC assets.

Directors, Executive Officers, Promoters and Control Persons

Board Committees, page 47

13.
We note your statement that you audit committee charter will be available on your website as soon as practicable. We also note that you filed your audit committee charter as an exhibit to your Form 10-KSB filed on March 10, 2006. Please advise as to when your audit committee charter will be posted to your website.

RESPONSE: The Company’s audit committee charter has been posted to its website.

2005 Equity Incentive Plan

Duration, Amendment and Termination, page 52

14.	You state that the plan terminates on November 10, 2005. The incentive plan filed as an exhibit states that the plan will expire on November 10, 2015. Please revise or advise.

RESPONSE: The plan terminates on November 10, 2015. We have modified the “Duration, Amendment and Termination” section to reflect the November 10, 2015 expiration date on page 57 of the Form SB-2/A, and we previously modified page 61 of the Form 10-KSB/A filed on July 18, 2006.

August 8, 2006

Description of Securities

Exchangeable Shares, page 57

15.
We note your response to our prior comment 35. Please add a description of the exchangeable shares’ preferences over the common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the company. Please state that 1203647 Alberta Inc. is a subsidiary of Gran Tierra Energy, and describe how 1203647 Alberta Inc. will acquire the shares necessary to satisfy its obligations.

RESPONSE: In cross-border share exchange transactions between American and Canadian companies, exchangeable shares are often utilized. In a share exchange takeover bid or a merger resulting in a parent-subsidiary relationship, shareholders of a target Canadian company receive shares in a Canadian subsidiary (Goldstrike Exchange Co., in this case) of the foreign acquiror company rather than acquiror common stock. The exchangeable shares provide Canadian shareholders with a deferral of taxes on any capital gains which would otherwise be payable when a non-Canadian company acquires a Canadian company for which the consideration is the acquiror’s own shares. If the exchangeable share structure is not used, a tax may otherwise be due.

Exchangeable shares do not have preferences over the common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution, or winding-up of the company. On page 62 of the prospectus, the Company has disclosed that should Goldstrike Exchange Co. become insolvent, holders of exchangeable shares have the right to instruct the trustee to cause 120367 Alberta Inc. to purchase exchangeable shares for common stock. If Gran Tierra Energy Inc. is dissolved, liquidated, or wound up, 120367 Alberta Inc. will be deemed to have purchased the exchangeable shares for shares of common stock.

Indemnification: Limitation on Liability, page 58

16.	We note your response to our prior comment 36. We re-issue this comment in part. Please identify any executive officers or directors who have signed such indemnity agreement(s).

RESPONSE: All of the Company’s executive officers and directors have signed indemnity agreements. We have modified the “Indemnification: Limitation on Liability” section on page 63 of the Form SB-2/A to specifically state that all of the Company’s executive officers or directors have signed indemnity agreements.

August 8, 2006

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 60

17.
We note you have filed an Item 4.01 Form 8-K to announce your change in accountant in response to our prior comment 37 in our letter dated April 7, 2006. Please note that you must also provide the information required by Item 304 of Regulation SB in the Form SB-2. Refer to Item 23 of the Form SB-2 if you require further clarification.

RESPONSE: We have provided the information required by Item 304 of Regulation SB on page 65 of the Form SB-2/A, and we previously modified Section 8 on page 52 of the Form 10-KSB/A filed July 18, 2006.

Recent Sales of Unregistered Securities, page II-2

18.	We note your response to our prior comment 38. We re-issue this comment in part. Please file as an exhibit(s) the Escrow Agreement(s) referred to in the Subscription Agreements.

RESPONSE: We have included the Escrow Agreement referred to in the Subscription Agreement as Exhibit No. 10.31 to the Form SB-2/A.

Exhibits, page II-5

19.	The term of the agreement filed as exhibit 10.17 ended on March 31, 2006. Please file a current copy of the agreement.

RESPONSE: The term of the agreement expired on March 31, 2006 and has not been renewed or replaced. The relevant property, the Nacatimbay well, is not currently producing.

Engineering Comments

Risk Factors, page 4

Risks Related to Our Business, page 4

20.
Regarding response number 43 revise this proposed risk factor to include, as originally requested, the fact that in Argentina natural gas prices tend to be materially lower than in North America. Describe the effects this may have on your results as compared to operating in North America. Remove the disclosure concerning the full cost rule of accounting as it does not address this particular risk factor.

RESPONSE: We have modified the risk factor “Our foreign operations involve substantial costs and are…” on page 11 of the Form SB-2/A in response to this comment 20.

21.
Regarding response number 44 revise your proposed risk factors to specifically explain the conditions in Argentina including current Argentine policies on the export of oil and gas. In addition, please disclose the fluctuations in Argentine exchange rates; whether you receive payment for your production in pesos rather than U.S. currency, and how all this may affect your future results.

August 8, 2006

RESPONSE: We have modified the risk factors “Negative economic, political and regulatory developments in…” and “Foreign currency exchange rate fluctuations may…” on page 11 of the Form SB-2/A in response to this comment 21.

Markets and Competitions, page 39

22.	As previously requested expand your disclosure to include the price you receive in Argentina for your gas production.

RESPONSE: We have revised the Form SB-2/A on page 44 to disclose the price received for gas production, and we previously revised page 6 of the Form 10-KSB/A filed July 18, 2006 to make such disclosure in the prospectus when the Company files its amended registration statement.

Description of Property, page 41

23.
As required by Industry Guide 2 disclose the amount of production of oil in barrels and gas in Mcf and the average price received for both oil in dollars per barrel and gas in dollars per Mcf for each of the last three years or for the amount of time you owned the properties.

RESPONSE: We have revised the Form SB-2/A on page 48 to disclose production and average price, and we previously revised page 10 of the Form 10-KSB/A to make such disclosure.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Amend your Form 10-KSB/A in response to the following comments within ten business days of the date of this letter. Also, comply with these comments in the Form SB-2 as applicable.

Financial Statements, page 20

General

24.
We have read your response to prior comment 54 in our letter dated April 7, 2006, regarding your predecessor financial statements. Unfortunately, we are unable to waive the financial statement requirements of Item 310(a) of Regulation S-B, and the accommodation for Statements of Gross Revenues and Direct Lease Operating Expenses that is sometimes available under IRQ 7 to SAB Topic 2:D, in satisfying the requirements of Item 310(c) of Regulation S-B, is not generally extended to situations calling for the financial statements of a predecessor entity.

August 8, 2006

Therefore, we continue to believe it will be necessary for you to present complete audited financial statements of your predecessor for the years ended December 31, 2003 and 2004. You must also present audited interim period predecessor financial statements for the period January 1, 2005 through August 31, 2005, and unaudited comparative interim period financial statements for the eight months ended August 31, 2004. In the event you are not able to provide these financial statements, we will be unable to declare any registration statements effective until you have filed audited financial statements for the operations of the predecessor for a time span equal to the periods for which audited financial statements are required by Item 310(a) of Regulation S-B.

You may correspond directly with the Division of Corporation Finance’s Office of Chief Accountant to the extent there is additional pertinent information you wish to have considered regarding this matter.

RESPONSE: While Gran Tierra should provide audited financial statements for the business it acquired from Dong Won Corporation, we believe certain items should be omitted where the disclosure would be misleading and uninformative. Generally, a company is required to present complete audited financial statements for predecessor entities when the predecessor is significant (as defined) to the registrant. However, in some circumstances a registrant should provide financial statements for the acquired entity that exclude financial activity related to the operations retained by the selling entity. In other words, financial statements of the larger entity of which the acquired business was a part may be misleading or uninformative.

As described in Item 310 of Regulation S-B, a registration statement must include the financial statements of an acquired business if the acquisition is significant (as defined). On September 1, 2005, Gran Tierra (then a private Canadian company) completed the acquisition of a 14% interest in a joint venture in Argentina (the Palmar Largo joint venture) from Dong Won Corporation. The acquisition represented more than 50% of Gran Tierra’s total assets. Accordingly, audited financial statements for the 14% interest in the Palmar Largo joint venture are required to be included in the registration statement.

However, we believe that Gran Tierra should exclude certain parts of the financial statements of the predecessor entity because Dong Won Corporation did not did sell substantially all of its assets to Gran Tierra. To present the financial statements of Dong Won Corporation, the larger entity of which Gran Tierra’s interest in Palmar Largo was a part, would be misleading and uninformative. Therefore, we believe Gran Tierra should exclude operations of Dong Won Corporation not purchased by Gran Tierra.

We refer the Staff to the discussion in the SEC’s Accounting Disclosure Rules and Practices, Topic Two-I (2000 edition) (the “Staff Training Manual”), which provides the following guidance regarding when the acquisition of selected parts of an entity may result in less than full financial statements:

August 8, 2006

In other circumstances, the selling entity will retain significant operating assets, or significant operating assets that comprised the seller will continue to be operated by an entity other than the registrant. Financial statements of the larger entity of which the acquired business was a part may be misleading or uninformative. In that case, audited financial statements usually should be presented for the acquired component business, excluding the continuing operations retained by the larger entity.

The staff may accept audited statements of assets acquired and liabilities assumed and statements of revenues and direct expenses if it is impracticable to prepare the full financial statements required by Regulation S-X, and explanation of that impracticability is included in the filing.

We believe the audited 14% statements of revenues, royalties and operating expenses of the Palmar Largo joint venture are the appropriate financial statements based on the guidance noted above and the accommodation for Statements of Gross Revenues and Direct Lease Operating Expenses that is described in IRQ 7 to SAB Topic 2:D.

Furthermore, it is impracticable to prepare full financial statements required by Regulation S-B for the acquisition of the 14% interest in the Palmar Largo joint venture for the reasons noted below.

Gran Tierra purchased a 14% interest in the Palmar Largo joint venture. The joint venture entitles participants to their proportionate share of oil production and obligates participants to pay their proportionate share of operating expenses and/or capital expenditures. Operating expenses include all general and administrative expenses incurred by the designated operator of the joint venture (the Palmar Largo joint venture is operated by Pluspetrol). The Palmar Largo joint venture is a mechanism for sharing production and costs and is not a legal reporting entity unto itself; Gran Tierra acquired an interest in a joint venture, not a legal reporting entity. The joint venture has no personnel and does not own tangible assets, intellectual property or processes.

It is the responsibility of each partner in the joint venture to record its share of revenues, operating expenses and any capital expenditures resulting from the joint venture in its consolidated financial statements (which financial statements may include other revenues and costs which are specific to the partner), and remit appropriate royalties and income taxes to the government. Gran Tierra’s audit of the Palmar Largo acquisition consisted of two components: 1) an audit of the Palmar Largo joint venture to ascertain production, operating costs and capital expenditures and 2) an audit of Dong Won Corporation to ascertain revenues (revenue equals production times sales prices, which are specific to each participant), any operating expenses of Dong Won Corporation related to the Palmar Largo properties, and royalties (which are obligations of each participant).

1)
Audit of the Palmar Largo joint venture - audit of production, operating costs and capital expenditures. Operating expenses include all field operating expense and general and administrative costs of the operator that are allocated to the project. No capital expenditures were recorded in the Palmar Largo project over the time period examined.

August 8, 2006

2)
Audit of Dong Won Corporation - audit of revenue (price), operating expense and royalties. As Dong Won Corporation held a minority, non-operating interest in the Palmar Largo joint venture, additional operating expenses were limited to minor local taxes and to certain transportation/selling costs; general and administrative expenditures associated with Palmar Largo were negligible.

Gran Tierra also considered the following guidance noted in the Staff Training Manual regarding carve-out financial statements:

The staff would expect the statement of revenues and direct expenses to exclude only those costs not directly involved in the revenue producing activity, such as corporate overhead, interest and taxes. Selling, general and administrative costs directly associated with the producing revenues reflected in the statement must be included.

These costs noted in the above guidance have been considered. Gran Tierra has modified footnote 1 to its financial statements included on page F-40 of the Form SB-2/A and has previously modified page 44 of the Form 10-KSB/A filed July 18, 2006 to disclose the reasons for omitting any historical overhead, interest or income tax expense.

For the reasons noted above, we believe that audited statement of revenues, royalties and operating expenses and pro forma financial statements are an accurate representation of the financial impact of the Palmar Largo acquisition. Full financial statements for the Palmar Largo joint venture do not exist, nor is it possible to create audited financial statements for an interest in the joint venture. The 14% interest in the Palmar largo joint venture owned by Gran Tierra does not translate into operational control of Palmar Largo and the financial statements of the Palmar Largo joint venture, even if they could be obtained, would not reflect financial items that are relevant to the financial statements of Gran Tierra.

The audited information that Gran Tierra has provided is specific to the acquisition of the joint venture interest, which is an acquisition of revenues, royalties and operating expenses. Pro forma financials present the results of the acquisition as if it had occurred on January 1, 2005 and include a calculation of depletion, depreciation and amortization and a provision for income taxes. The acquisition did not involve any ancillary short-term or long-term assets or liabilities, additional revenues or expenses. It was an acquisition of production assets, the financial components of which have been presented. Complete financial statements are not available on an individual property basis and, notwithstanding, may not be representative for Gran Tierra on a prospective basis.

Gran Tierra has revised footnote 1 of its financial statements on page F-40 of the Form SB-2/A and has previously modified page 44 of the Form 10-KSB/A filed July 18, 2006 to explain the impracticability of preparing full financial statements for the 14% interest in the Palmar Largo joint venture.

August 8, 2006

25.
In your response to prior comment 54 in our letter dated April 7, 2006 you state that you believe your predecessor is only the 14% interest in the Palmar Largo joint venture. Please explain to us why you believe your 50% interests in the Nacatimbay and Ipaguazu concessions are not part of the predecessor entity. We understand currently the Nacatimbay property has a single producing well and the Ipaguazu property is non-producing. Within your response, please describe for us exploration and drilling activities that were occurring on these properties as of the date of the acquisition.

RESPONSE: Nacatimbay and Ipaguazu are not considered part of the predecessor because they were considered minor properties. The purchase price for Nacatimbay was $50,467 and the purchase price for Ipaguazu was $12,455, making them less than 1% of the value of assets purchased. Operating income from Nacatimbay accounts for less than 8% of operating income for the acquired properties for September 1 to December 31, 2005. There were no exploration or drilling activities occurring on these minor properties at the date of acquisition.

Report of Independent Registered Chartered Accountants, page 21

26.
We have read your response to prior comment 56 in our letter dated April 7, 2006, setting forth your reasons for using an auditor based in Canada. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm, provided that your independent accountant sends us a letter representing that it will follow the procedures set forth in Appendix K of the AICPA’s SEC Practice Section Reference Manual, when performing its audit of your financial statements.

RESPONSE: We have been advised by Deloitte & Touche LLP, independent registered Chartered Accountants, that Deloitte & Touche LLP (the Canadian firm) is registered with the Public Company Accounting Oversight Board (United States) and, as such, they have further advised that they follow all procedures as required by such registration. In addition, Deloitte & Touche LLP has advised us that they follow the procedures outlined in Appendix K of the AICPA’s SEC Practice Section Reference Manual.

27.
Given that all of your operations are located in Argentina, coupled with your statement that you place reliance on your auditor’s relationship with its affiliate in Argentina, it appears the Argentinean affiliate of Deloitte & Touche participated in the audit of your financial statements, although the extent of its involvement is unclear. Please ask your auditors to send us a letter explaining the specific procedures they performed (and their findings), addressing the criteria in AU Sections 543.05, 10, and 12, in deciding to not make reference to the audit of the affiliate, and in concluding that the Calgary office appropriately served as the principal auditor for the engagement; the extent of work performed in Argentina by personnel from the Calgary office, as it relates to planning, performing, and supervising the audit, should be clear. We would also like to understand whether it intends to continue in that capacity on future audit engagements.

August 8, 2006

RESPONSE: As noted in AU 543, paragraph 5, ordinarily, the principal auditor will not make reference to another auditor when, the part of the audit is performed by another independent auditor which is an associated firm and whose work is acceptable to the principal auditor based on their knowledge of the professional standards and competence of that firm and the work of the other auditor was performed under the principal auditor's guidance and control. Deloitte & Touche LLP (the Canadian firm) advises that it has taken those steps they considered necessary to satisfy themselves as to the audit work performed by their Argentinean associated firm and accordingly are satisfied as to the reasonableness of the accounts for purposes of their inclusion in the consolidated financial statements on which Deloitte & Touche LLP (the Canadian firm) have expressed their opinion.

Note 1 - Description of a Business and Going Concern, page 26

28.
We note your response to prior comment 58 in our letter dated April 7, 2006, explaining your views on the need to account for a minority interest in Gran Tierra Canada prior to your acquisition of the remaining outstanding shares. However, it is still unclear to us why you did not account for the purchase of the remaining shares of Gran Tierra Canada as an acquisition of a minority interest. Please tell us who held the remaining Gran Tierra Canada shares, describe their relationship with the owners of Gran Tierra Energy, Inc. prior to the reverse merger with Goldstrike Inc., and explain the reasons that owners of Gran Tierra Canada were apparently given the option to receive either shares of Goldstrike Inc. common stock, or “exchangeable” shares of Goldstrike Exchange Co. We believe that you should disclose all pertinent transaction provisions, including the rationale for the structure described, and the terms of the exchangeable shares.

RESPONSE: The Company had the statutory right to acquire the remaining shares of Gran Tierra Canada on the same terms and conditions as the initial share exchange. The Company subsequently acquired the remaining shares pursuant to this statutory right. As discussed in the answer to comment 15, exchangeable shares are acquired by Canadian shareholders for the purposes of deferring taxes in Canada. Remaining Gran Tierra Canada shareholders were given the option of receiving shares of common stock or exchangeable shares, because the exchangeable share structure allows Canadian holders of such shares to defer capital gains taxes under Canadian law. The exchangeable shares possess the same rights and preferences as common shares.

Note 2 - Significant Accounting Policies, page 27

Inventory, page 28

29.	Please disclose the method you use to determine the cost of your inventory (e.g. FIFO, LIFO, weighted average, specific identification). We reissue prior comment 59 in our letter dated April 7, 2006.

RESPONSE: The Company has revised footnote 2 of the Company’s financial statements on page F-22 of the Form SB-2/A and previously modified footnote 2 of the Company’s financial statements on page 28 of the Form 10-KSB/A to disclose that the cost of inventory is determined using weighted average costs.

August 8, 2006

Taxes receivable, page 28

30.
Please expand your disclosure to clarify how the tax receivable you have recognized is factored in to your income tax provision computed under the guidance of SFAS 109. In addition, identify where you have reported the associated income tax benefit on your consolidated statement of operations.

RESPONSE: Taxes receivable recorded on the balance sheet is an Alternative Minimum Tax assessed in Argentina. This alternative tax is assessed because of our loss carry-forward in Argentina at the end of 2005. This tax is fully creditable against future tax obligations, and we expect to realize the full value of the credit over the next twelve months. Therefore, it is classified as a receivable and does not factor into the calculation of the income tax provision. There is no income tax benefit realized on the statement of operations, as the benefit nets out against the expense of the Alternative Minimum Tax. The Company has revised footnote 6 of the Company’s financial statements on page F-30 of the Form SB-2/A and previously modified footnote 6 of the Company’s financial statements on page 36 of the Form 10-KSB/A to clarify how tax receivable is recorded, with entries as follows:

Debit Taxes receivable (AMT credit to be received)	108,139
Credit Tax expense	(108,139)
Debit Tax expense	108,139
Credit Taxes Payable (cash payment of AMT)	(108,139)

Note 3 - Capital Assets, page 33

31.
We note your response to prior comment 61 in our letter dated April 7, 2006 in which you state the “Materials and supplies” line item includes inventory items that will be used in the operations of your Palmar Largo oil fields. Generally materials and supplies are typically classified as inventory or prepaid costs on the balance sheet rather than as a non-current, capital asset; while deferred costs would ordinarily be valued at the lower of cost or market, and charged to expense when used. Please describe the particular facts and circumstances that you believe warrant accounting that you have described.

RESPONSE: Materials and supplies included in capital assets are drilling pipe, valves, and drilling fluids that are anticipated to be used in drilling capital projects, are not held for sale, nor will these materials and supplies be sold. This is the reason why they are included as capital assets versus inventory or deferred costs.

Note 4 - Share Capital, page 34

Share Capital, page 35

August 8, 2006

32.
We note your disclosure in which you state the holders of common stock have no pre-emptive rights, conversion rights or redemption rights. Please disclose whether the holders of the exchangeable shares have any of these rights, and if so, explain the terms of these rights.

RESPONSE: As discussed in the response to comment 12 and comment 28, holders of the exchangeable shares do not have preemptive rights, conversion rights or redemption rights applicable to the common stock.

Warrants, page 35

33.
We have read your response to prior comment 62 in which you explain the warrants you have issued do not meet the definition of a derivative and are properly classified as equity because you may only settle the contracts by the delivery of common shares. Within the registration rights agreement we note that you must pay liquidated damages in the event that you fail to file a registration statement as required (a “Registration Event”). Under certain circumstances the payment of liquidated damages is considered to be a cash settlement that would result in warrants being classified as liabilities. Please provide us with an analysis that thoroughly explains how you concluded you met the conditions set forth in paragraphs 14 through 18 of EITF 00-19.

RESPONSE:

In accordance with paragraph 14 of EITF 00-19, the company is permitted to deliver unregistered shares in settlement of the contract - the company is not permitted to settle the contract with anything other than shares, and a failed registration statement does not preclude the delivery of unregistered shares.

As per paragraph 15 of EITF 00-19, the value of unregistered shares to be delivered is determined in the contract. The company cannot net-cash settle the contract.

The amount to be paid in the event of a registration event is meant to compensate the purchaser for the difference in fair value between the registered and non-registered shares and is not considered a penalty. As such it is equivalent to 1% of the purchase price, payable monthly for a period of one year (until the rule 144 holding period has elapsed). This falls within the stipulation of paragraph 16 of EITF 00-19, which says “In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.”

Per paragraph 17 of EITF 00-19, the contract does not provide for net cash settlement, but does provide for a compensatory payment as described above in the case of non-registration or late registration as a settlement alternative.

August 8, 2006

Paragraph 18 of EITF 00-19 does not apply, as the shares were not registered at the inception of the transaction.

Note 5 - Asset Retirement Obligations, page 36

34.
We note your response to prior comment 63 in our letter dated April 7, 2006, in which you state the amount of accretion expense you should have recorded is immaterial. However, given the tabular presentation depicting non-compliance with the Standard, contrary to your filing requirements and representations, we believe you should restate your financial statements to record accretion expense in accordance with paragraph 13 of SFAS 143, and revise your disclosure of the reconciliation of the asset retirement obligation accordingly.

RESPONSE: The presentation of footnote 5 of the financial statements has been modified on page F-30 of the Form SB-2/A and has been modified on page 36 of the Form 10-KSB/A to reflect that accretion expense was recorded in 2005. This expense was already included in the ARO recorded on the balance sheet and is a component of depletion, depreciation and accretion expense on the income statement, so no modification to the face of the financial statements is required.

Oil and Gas Producing Activities, page 39

C. Costs Incurred - Period Ended December 31, 2005

35.
We note your response to prior comment 66, indicating you are unable to find guidance requiring asset retirement costs to be disclosed as anything other than asset retirement costs. We previously suggested that you read the guidance in paragraph 11 of SFAS 143, the Standard governing the accounting for asset retirement obligations. This guidance states that asset retirement costs should be capitalized “…by increasing the carrying amount of the related long-lived asset by the same amount as the liability.” You may also find the clarification offered in paragraph B42 of SFAS 143 helpful, stating that “…asset retirement costs are not a separate asset because there is no specific and separate future economic benefit that results from those costs…the future economic benefit of those costs lies in the productive asset that is used in the entity’s operations.” Therefore, we continue to believe that your current presentation depicts accounting that is not in compliance with SFAS 143, and is contrary to the disclosure guidance in paragraph 21 and Illustration 2 of SFAS 69. We reissue prior comment 66.

RESPONSE: The supplementary disclosure has been modified on page F-34 of the Form SB-2/A and was previously modified on page 40 of the Form 10-KSB/A to remove separate reference to asset retirement obligation in Part C.

Form 8-K filed April 7, 2006

August 8, 2006

36.	We note the press release dated April 3, 2006 reporting your agreement to acquire Argosy Energy International. Please provide a reserve report for Argosy Energy International.

RESPONSE: The reserve report for Arogsy Energy International was sent to Donna Levy on July 18, 2006.

By copy of this letter, we are forwarding six marked copies of Amendment No. 2 to the Form SB-2/A to Donna Levy of your office. If you have any questions, please contact me at (704) 373-8862.

Sincerely,

Jason H. Scott

cc:	Donna Levy
Dana Coffield
James Hart
Louis Zehil
Jennifer Gallagher
James Murphy